UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	SCHEDULE 13D	Page 2 of 12

CUSIP No.	44862P109

1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,012,516*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,012,516*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,516*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The percent of class is calculated based on 50,160,042 shares of Common Stock (as defined below) outstanding as of May 29, 2020, as reported by the Issuer in its Form 8-K12B filed on June 4, 2020. The number of Shares reported herein is comprised of (i) 12,099,499 shares of Common Stock and (ii) 913,017 additional shares issuable to WBox (as defined in Item 2) upon the exercise of 913,017 PIPE Warrants (as defined below).

CUSIP No. 44862P109	SCHEDULE 13D	Page 3 of 12

CUSIP No.	44862P109
1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,102,158*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,102,158*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,158*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percent of class is calculated based on 50,160,042 shares of Common Stock outstanding as of May 29, 2020, as reported by the Issuer in its Form 8-K12B filed on June 4, 2020. The number of Shares reported herein is comprised of 4,102,158 shares of Common Stock.

CUSIP No. 44862P109	SCHEDULE 13D	Page 4 of 12

CUSIP No.	44862P109
1.	NAME OF REPORTING PERSON WBox 2015-5 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,910,358*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,910,358*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,910,358*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The percent of class is calculated based on 50,160,042 shares of Common Stock outstanding as of May 29, 2020, as reported by the Issuer in its Form 8-K12B filed on June 4, 2020. The number of Shares reported herein is comprised of (i) 7,997,341 shares of Common Stock and (ii) 913,017 additional shares issuable to WBox upon the exercise of 913,017 PIPE Warrants.

CUSIP No. 44862P109	SCHEDULE 13D	Page 5 of 12

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8181 E. Tufts Avenue, Suite 510, Denver, Colorado.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) WBox 2015-5 Ltd., a British Virgin Islands company (“WBox”), and (iv) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for WBox is Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola VG 1110, British Virgin Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, and WBox serves as their collateral agent.

WB GP serves as general partner of private investment funds.

The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 6 below for a description of the business combination (the “Business Combination”), pursuant to which beneficial ownership in the Common Stock was acquired.

CUSIP No. 44862P109	SCHEDULE 13D	Page 6 of 12

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Common Stock of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 50,160,042 shares of Common Stock outstanding as of May 29, 2020, as reported by the Issuer in its Form 8-K12B filed on June 4, 2020.

As of the date hereof, WA may be deemed to be the beneficial owner of 13,012,516 shares of Common Stock, constituting 25.5% of the Issuer’s shares of Common Stock.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 13,012,516 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 13,012,516 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 4,102,158 shares of Common Stock, constituting 8.2% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,102,158 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 4,102,158 shares.

As of the date hereof, WBox may be deemed to be the beneficial owner of 8,910,358 shares of Common Stock, constituting 17.4% of the Issuer’s shares of Common Stock.

WBox has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,910,358 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 8,910,358 shares.

(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 4.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. Exclusive of WBox, which serves as the private investment funds’ collateral agent, none of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

CUSIP No. 44862P109	SCHEDULE 13D	Page7 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

The reported securities herein were obtained in connection with the Business Combination involving the Issuer and another issuer that occurred on May 29, 2020. On May 29, 2020, the Issuer (Hycroft Mining Holding Corporation, formerly known as Mudrick Capital Acquisition Corporation) consummated the transactions contemplated by a Purchase Agreement, dated as of January 13, 2020, by and among the Issuer, MUDS Acquisition Sub, Inc. (“Acquisition Sub”) and Hycroft Mining Corporation (“Seller”), as amended (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Acquisition Sub acquired all of the issued and outstanding equity interests of the direct subsidiaries of Seller and substantially all of the other assets and assumed substantially all of the liabilities of Seller, a US-based gold and silver producer operating the Seller’s mine located in the mining region of northern Nevada. The foregoing descriptions of the Business Combination and the Purchase Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the Issuer’s 8-K12B filed on June 4, 2020 and Exhibit 2.1 of the Issuer’s 8-K filed on January 14, 2020, which are incorporated by reference as Exhibit 5 and Exhibit 6 hereto, respectively.

On January 13, 2020, the Issuer entered into subscription/backstop agreements (the “Subscription/Backstop Agreements”) with certain investment funds or entities affiliated with or managed by WA, including WBox serving as the investment funds’ collateral agent, and other advisers (collectively, the “Initial Investors”), pursuant to which the Issuer issued and sold to the Initial Investors $65,000,000 of the Issuer’s Common Stock at a purchase price of $10.00 per share, and the Initial Investors received an aggregate of 3,250,000 warrants (the “PIPE Warrants”) exercisable at $11.50 per share, in each case, in connection with the consummation of the Business Combination. Reference is made to the Issuer’s 8-K and Exhibit 10.1 attached thereto filed on January 14, 2020, which is incorporated by reference as Exhibit 7 hereto.

Each PIPE Warrant gives the holder thereof the right to purchase one share of Common Stock, subject to certain exceptions. The PIPE Warrants will become exercisable on June 28, 2020 and expire May 29, 2025 or earlier upon their redemption or the liquidation of the Issuer. Once exercisable, the PIPE Warrants may be redeemed, at a price of $0.01 per warrant, if the last sale price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the notice of redemption is sent to the warrant holders. The foregoing description of the PIPE warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the Warrant Agreement included as Exhibit 4.3 of the Issuer's 8-K12B filed on June 4, 2020, which is incorporated by reference as Exhibit 8 hereto.

The Reporting Persons also obtained, in the aggregate, $22,474,269 of 10% Senior Secured Notes Due December 1, 2025 (the “Notes”) in connection with a Note Exchange Agreement, dated January 13, 2020, as part of the Business Combination. The Issuer shall pay interest on the Notes (except defaulted interest) to the persons who are registered holders of Notes at the close of business on March 15, June 15, September 15 and December 15 preceding the next interest payment date, even if such Notes are canceled after such record date and on or before such interest payment date. The foregoing description of the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the Note Exchange Agreement included as Annex J of the Issuer’s S-4 filed on February 14, 2020, which is incorporated by reference as Exhibit 9 hereto, and the applicable note agreement.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on June 9, 2020 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated June 9, 2020, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC
Exhibit 4:	Schedule of Transactions in the Common Stock by the Reporting Persons
Exhibit 5:	The Issuer’s Current Report on Form 8-K12B filed with the Securities and Exchange Commission on June 4, 2020.
Exhibit 6:	Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2020).
Exhibit 7:	Subscription/Backstop Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2020).
Exhibit 8:	Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K12B filed with the Securities and Exchange Commission on June 4, 2020).
Exhibit 9:	Note Exchange Agreement (incorporated by reference to Annex J of the Issuer’s S-4 filed with the Securities and Exchange Commission on February 14, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 8 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

WBox 2015-5 Ltd.

By:	/s/ Mark Strefling
Mark Strefling
Director

CUSIP No. 44862P109	SCHEDULE 13D	Page 9 of 12

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Corp, a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: June 9, 2020

Whitebox Advisors LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

Whitebox General Partner LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Legal Officer

WBox 2015-5 Ltd.

By:	/s/ Mark Strefling
Mark Strefling
Director

CUSIP No. 44862P109	SCHEDULE 13D	Page 10 of 12

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Chief Executive Officer, Chief Legal Officer and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA

CUSIP No. 44862P109	SCHEDULE 13D	Page 11 of 12

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Chief Executive Officer and Chief Legal Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA

CUSIP No. 44862P109	SCHEDULE 13D	Page 12 of 12

Exhibit 4

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in shares of Common Stock of the Issuer by Whitebox Advisors LLC (on behalf of private funds for which it acts as investment adviser)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
5/29/2020*	Common Stock	12,099,499	N/A	N/A
5/29/2020*	PIPE Warrants	913,017	N/A	N/A

Schedule of Transactions in shares of Common Stock of the Issuer by Whitebox General Partner LLC (on behalf of private funds for which it acts as general partner)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
5/29/2020*	Common Stock	4,102,158	N/A	N/A

Schedule of Transactions by WBox 2015-5 Ltd.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
5/29/2020*	Common Stock	7,997,341	N/A	N/A
5/29/2020*	PIPE Warrants	913,017	N/A	N/A

*These transactions were in connection with the Business Combination involving the Issuer.